UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Grupo Supervielle makes an irrevocable capital contribution for the subscription of shares of Play Digital S.A.

Autonomous City of Buenos Aires, October 20, 2020

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: RELEVANT FACT – Grupo Supervielle makes an irrevocable capital contribution for the subscription of shares of Play Digital S.A.

To whom it may concern,

It is hereby communicated that on October 20, 2020 Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a universal financial services group in Argentina with nationwide presence, has made an initial irrevocable capital contribution of ARS$ 34,571,700 to subscribe 32,514,069 ordinary, book-entry shares, with a par value of AR$ 1 each and entitled to 1 vote per share, at a price of AR$ 1.0633 per share (par value plus a share premium of AR$ 0.0633). This, will allow it to acquire up to 3.7932% of the capital stock and votes of Play Digital S.A., a company incorporated in Argentina and registered in the Registro Público de Comercio (Public Registry of Commerce) under number 5995 of Stock Company Book number 99 (“Play Digital”).

The purpose of Play Digital is to develop, market and implement a digital payment solution and the provision of related services, to be offered to Supervielle's customers. With this investment, Grupo Supervielle S.A. will become a shareholder of Play Digital together with other financial entities in the market., with a shareholding equivalent to 3.7932% of the share capital and votes.

Through this acquisition, Grupo Supervielle seeks to expand its financial services offering to its clients throughout the country, integrating technologies that facilitate the use of its mobile Apps, and allowing customers to conduct digital payments and transfers through a high-quality systemic solution.

Yours faithfully,

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: October 22, 2020	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer